CANPLATS RESOURCES CORPORATION

Notice of Annual and Extraordinary General Meeting

and Management Information Circular

Annual and Extraordinary General Meeting
Vancouver, British Columbia
December 15, 2005

CANPLATS RESOURCES CORPORATION

#1180 - 999 WEST HASTINGS STREET
VANCOUVER, B.C., V6C 2W2

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and extraordinary general meeting of the shareholders of Canplats Resources Corporation (the "Company") will be held at the Terminal City Club, Terrace Room “A”, 837 West Hastings Street, Vancouver, British Columbia on Thursday, the 15th day of December 2005, at 1:30 p.m. (Vancouver time) for the following purposes:

1.	To receive the report of the Directors;
2.

To receive the audited financial statements of the Company for the year ended July 31, 2005 (with comparative statements relating to the preceding financial period) together with the report of the Auditors thereon;

3.	To elect Directors;
4.	To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;
5.	To ratify the Company’s Stock Option Plan; and
6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's Annual Report (containing the Directors' Report to Shareholders and the audited financial statements of the Company for the year ended July 31, 2005), a Management Information Circular, a Form of Proxy and a Financial Statements Request Form. The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy. Please advise the Company of any change in your mailing address.

                DATED at Vancouver, British Columbia, this 4th day of November, 2005.

BY ORDER OF THE BOARD

“Linda J. Sue”
Linda J. Sue
Corporate Secretary

CANPLATS RESOURCES CORPORATION

Suite 1180 – 999 West Hastings Street

Vancouver, B.C. V6C 2W2

(all information as at November 4th, 2005 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Canplats Resources Corporation (the “Company”) for use at the Annual and Extraordinary General Meeting of the Company’s shareholders (the “Meeting”) to be held on Thursday, December 15, 2005 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXY

The individuals named in the accompanying form of proxy are directors or officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent the shareholder at the meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting such other person’s name in the blank space provided in the form of proxy or by completing another form of proxy. A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

REVOCABILITY OF PROXY

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 1180 – 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

REGISTERED HOLDERS AND BENEFICIAL OWNERS

Only registered shareholders or duly appointed proxyholders (see “Appointment of Proxy” above) are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders, also known as “beneficial owners”, because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (a “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

There are two kinds of beneficial owners (or Non-registered Holders) – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, Issuers (including the Directors and Officers of the Corporation) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provisions of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers (the “NI 54-01”), however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the issuer except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of NI 54-101.

This year, the Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from the Company’s Transfer Agent, Computershare Investor Services Inc. (or Computershare Investor Services Inc. as the case might be) “Computershare”. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

For OBOs, in accordance with the requirements of NI 54-101, the Company has distributed copies of the proxy-related materials to the clearing agencies and Intermediaries for onward distribution to OBOs.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. This year, as discussed above, the Intermediaries will only be required to forward proxy-related materials to OBOs. Very often, Intermediaries will use service companies to forward the proxy-related materials to Non-Registered Holders. With those proxy-related materials, Intermediaries or their service companies should provide Non-Registered Holders with a request for voting instruction form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s authorized capital consists of an unlimited number of common shares without par value. As of November 4, 2005, the Company has issued and outstanding 29,442,306 fully paid and non-assessable common shares, each share carrying the right to one vote.

Any shareholder of record at the close of business on November 4, 2005 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position, Province/State and Country of Residence(1)	Principal Occupation or Employment(1)	Previous Service as a Director	Number of Common Shares(2)
R.E. Gordon Davis(3) Chairman, President and Director Vancouver, B.C. Canada	Independent businessman and corporate director.	Since Oct. 1, 1999	1,363,750
Robert A. Quartermain(3) Director Vancouver, B.C. Canada	Geologist; Since 1985, President and director of Silver Standard Resources Inc., a mineral resource company.	Since Mar. 15, 2000	677,000
James W. Tutton(3) Director Whistler, B.C. Canada	Independent businessman, director of mineral exploration companies in Canada.	Since Oct. 1, 1999	129,000

NOTES:

(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Denotes member of Audit Committee.

At present the Company does not have executive, compensation, nominating or corporate governance committees.

CORPORATE GOVERNANCE

The following disclosure on the Company’s corporate governance practices is provided in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NP 58-101”):

Board of Directors

In accordance with the Business Corporations Act (British Columbia) and the Articles of the Company, the Board of Directors supervises the management of the business and affairs of the Company. The Board of Directors approves all significant decisions that affect the Company and its subsidiaries before they are implemented.

The Board of Directors meets at least once each calendar quarter and following the annual meeting of shareholders of the Company. During the most recently completed financial year, the Board of Directors met five (5) times.

James Tutton and Robert Quartermain are “independent” directors. A director is independent if he or she has no direct or indirect relationship with the issuer, which could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

Directorships

Each of the directors is also a director of other reporting issuers. The names of the other reporting issuers are set out beside the directors’ names below:

Director	Other Reporting Issuers
R.E. Gordon Davis	Canadian Empire Exploration Corp. Canadian Resources House Limited Pacific Ridge Exploration Ltd. Western Prospector Group Ltd. Silver Standard Resources Inc.
James W. Tutton	Archon Minerals Limited Horseshoe Gold Mining Inc. Finlay Minerals Ltd. Consolidated Firstfund Capital Corp.
Robert A. Quartermain	Silver Standard Resources Inc. Radiant Resources Inc. IAMGold Corporation Vista Gold Corp.

Orientation and Continuing Education

The Company not appointed a new director since 2000. The Board of Directors is considering alternatives for the orientation and education of directors. All of the directors of the Company have extensive experience as directors of reporting issuers and stay current with issues affecting boards of directors.

Ethical Business Conduct

Silver Standard Resources Inc. (“Silver Standard”) provides general corporate management and administrative and technical services for the Company. In providing services for the Company, employees of Silver Standard abide by the Code of Conduct of Silver Standard. The directors of the Company are reviewing the adoption of a Code of Conduct for the Company.

Nomination of Directors

The Board of Directors as a whole determines new candidates for board nomination. Prospective candidates are brought to the attention of the Board of Directors by members of the Board. As the Board of Directors is comprised of only three directors, it does not have a nominating committee.

Compensation

Neither the CEO nor and of the directors of the Company receive any compensation, other than incentive stock options. As a result, the Board of Directors does not have a compensation committee.

Other Board Committees

As the Board of Directors is comprised of only three directors, it does not have any committees, other than the Audit Committee.

Assessments

The Board of Directors does not carry out a formal assessment or its effectiveness of that of its Audit Committee.

AUDIT COMMITTEE

The following disclosure on the Company’s audit committee and its practices is provided in accordance with Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”):

Audit Committee Charter

The charter of the Company’s audit committee is attached as Schedule A to this Information Circular.

Composition of the Audit Committee

The members of the audit committee of the Company along with their independence, financial literacy and relevant education and experience are set out in the table below:

Director	Independence	Financial Literacy	Relevant Education and Experience

R.E. Gordon Davis	Not independent(1)	Financially literate(2)

Bachelor of Applied Science; P. Eng; Director and senior executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation from 1964 – 1982; Since 1982, Mr. Davis has been a director of a number of resource companies including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Canadian Empire Exploration Corp.

Robert A. Quartermain	Independent(1)	Financially literate(2)	Master of Science; P. Geo.; President of Silver Standard Resources Inc.; Member of audit committees of other natural resource issuers.

James W. Tutton	Independent(1)	Financially literate(2)	Bachelor of Commerce; Chief Financial Officer and member of audit committees of other natural resource issuers.

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Pre-Approval Policies and Procedures

The audit committee has established policies and procedures that are intended to control the services provided by the Company’s auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by the auditors unless the engagement is specifically approved by the audit committee or the services are included within a category which has been pre-approved by the audit committee. The maximum charge for services is established by the audit committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the audit committee of the nature and value of pre-approved services undertaken.

The audit committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by the auditors (i) if such services are of a type the performance of which would cause the auditors to cease to be independent within the meaning of applicable Securities and Exchange Commission rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as auditor.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit services are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
July 31, 2005	$9,125	$1,605	$0	$0
July 31, 2004	$4,200	$0	$0	$300
July 31, 2003	$3,800	$0	$0	$400

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Exemption

The Company has relied upon the exemption provided by section 6.1 of MI 52-110 which exempts venture issuers from the requirement to comply with the restrictions on the composition of its audit committee and the disclosure requirements of its audit committee in an annual information form as prescribed by MI 52-110.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s chief executive officer;
(b)	the Company’s chief financial officer;
(c)

the Company’s three most highly compensated executive officers who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed fiscal year.

As at July 31, 2005, the end of the most recently completed fiscal year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation
					Awards		Pay
Outs
Name and Principal Position	Fiscal Year Ending (1)	Salary (2)	Bonus	Other Annual Compen- sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compensation
R.E. Gordon Davis President and Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 70,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ross A. Mitchell Vice President, Finance	2005 2004 2003	$5,288 $4,583 Nil	Nil Nil Nil	Nil Nil Nil	25,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
(1)	Fiscal years ended July 31.
(2)

The Company does not compensate Mr. Davis and Mr. Mitchell directly; however Mr. Mitchell receives remuneration as an officer of Silver Standard Resources Inc. (“Silver Standard”), a portion of which is charged to the Company by Silver Standard pursuant to the Management Agreement between the Company and Silver Standard. See “Management Contracts” for further details.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no SARs (stock appreciation rights) were granted to the Named Executive Officers.

Option Grants During the Most Recently Completed Fiscal Year

The following stock options were granted to the Named Executive Officers and the directors of the Company during the year ended July 31, 2005.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
R.E. Gordon Davis	50,000	10.2%	$0.37	$0.365	Jan. 12, 2008
Ross Mitchell	25,000	5.1%	$0.37	$0.365	Jan. 12, 2008
Directors (2)	70,000	14.3%	$0.37	$0.365	Jan. 12, 2008

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

No incentive stock options were exercised by the Named Executive Officers during the most recently completed fiscal year. During this period, no outstanding SARs were held by the Named Executive Officers.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were re-priced downward during the most recently completed fiscal year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation and years of service. The Company does not provide retirement benefits for directors.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current fiscal year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information regarding the Company’s equity compensation plans as at July 31, 2005, at which time the Company had one equity compensation plan.

Plan Category	No. of Securities to be Issued upon Exercise of Options, Warrants and Rights (a)	Weighted – Average Exercise Price of Outstanding Options, Warrants and Rights (b)	No. of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in (a)) (c)
Equity Compensation Plans Approved by Securityholders	1,830,000	$0.35	1,114,231
Equity Compensation Plans not Approved by Securityholders	Nil	Nil	Nil
Total	1,830,000	$0.35	1,114,231

The material features of the Company’s stock option plan are described below under “Special Business – Approval of Stock Option Plan”.

Compensation of Directors

During fiscal 2005, the Company had no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts, other than the grant of stock options. On January 12, 2005, the two outside directors were granted stock options to acquire a total of 70,000 shares of the Company at a price of $0.37 for a period of three years.

Directors’ and Officers’ Insurance

The Company does not maintain insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as provided herein, none of the directors or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than James W. Tutton. On December 7, 1999, NovaDx International Inc., a company of which Mr. Tutton is a director, was the subject of a temporary cease trade order under subsections 127(1) and 127(5) of the Securities Act (Ontario) issued for being in default of certain filing requirements, which temporary cease trade order was extended by an extension order dated December 21, 1999 under subsection 127(8) of the Securities Act (Ontario). On February 29, 2000, the temporary cease trade order and extension order were revoked by a revocation order under section 144 of the Securities Act (Ontario). In addition, on January 11, 2000, NovaDx International Inc. was the subject of a cease trade order under section 164(1) of the Securities Act (British Columbia) issued for failing to file required records, which cease trade order was revoked by a revocation order under section 171 of the Securities Act (British Columbia) dated January 28, 2000; or

(b)

was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person who held a position of director or senior officer of the Company since the commencement of the last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

The Company has an arrangement with Silver Standard Resources Inc., a company of which two directors are also directors of Canplats Resources Corporation. Under the agreement, Silver Standard provides general corporate management, administrative and technical services for the Company. For personnel, hourly rates charged are based on direct salary costs and benefits, as well as a factor for overhead costs, office equipment usage, management services personnel, office space and furnishings.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Staley, Okada & Partners, Chartered Accountants, of Vancouver, British Columbia as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.

SPECIAL BUSINESS

Stock Option Plan

Pursuant to the Exchange’s Policy 4.4, the Board of Directors of the Company adopted a Stock Option Plan (the “Plan”) dated November 21, 2003 that reserves 10% of the Company’s issued and outstanding shares for issuance on exercise of stock options. The Plan is considered a “rolling” stock option plan as the number of shares reserved under the Plan increases with the number of the Company’s issued and outstanding shares. The Plan was approved by the shareholders of the Company at the Company’s annual general meeting held on December 17, 2003 and ratified by shareholders on December 15, 2004.

The purpose of the Plan is to provide certain directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase common shares of the Company and benefit from any appreciation in the value of the Company’s shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the common shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

Under the Plan, the option price must not be less than the closing prices of the common shares on the Exchange on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the Exchange. An option must be exercised within a period of five years from the date of granting. Within this five year period, the Board of Directors of the Company may determine the limitation period during which an option may be exercised. Any amendment to the Plan requires the approval of the Exchange and may require shareholder approval. If ratification of the Plan or a modified version thereof is not obtained, the Company will not proceed to grant options under the Plan. The Plan will be available for inspection at the Meeting.

Shareholder Approval

The Exchange requires that “rolling” stock option plans receive yearly shareholder approval at a company’s annual general meeting.

For this reason and also to ensure that the Plan is acceptable to the Company’s shareholders, we will ask the shareholders to approve the Plan at the Meeting.

Accordingly, the shareholders will be asked to consider and, if thought fit, pass the following resolution.

“Resolved that, subject to TSX Venture Exchange Inc. (the “Exchange”) approval:

1.

the Stock Option Plan dated November 21, 2003 (the “Plan”), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company be and is hereby ratified, confirmed and approved;

2.	the Company be and is hereby authorized to grant stock options under the Plan, in accordance with its terms;
3.

the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the Exchange to ensure compliance with Exchange Policy 4.4; and

4.	authority be and is hereby granted to the Board of Directors of the Company to make such amendments to the Plan as are required by the Exchange to comply with Exchange Policy 4.4.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

REPORTS

The Company’s Annual Report to shareholders containing comparative financial statements for the year ended July 31, 2005 and related Management Discussion and Analysis will be delivered to each shareholder with this Information Circular. In addition, shareholders may contact the Company at info@canplats.com for copies of the documents. Additional information regarding the Company is available on SEDAR at www.sedar.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board of Directors of the Company.

ON BEHALF OF THE BOARD

“R.E. Gordon Davis”

R.E. Gordon Davis
President

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee is appointed by the Board of Directors of Canplats Resources Corporation (“Canplats”) to assist the Board in monitoring:

(1)	the integrity of the financial statements of Canplats,
(2)	the independent auditor’s qualifications and independence,
(3)	the performance of Canplats’ internal audit function and independent auditors, and
(4)	the compliance by Canplats with legal and regulatory requirements.

Committee Membership

The Audit Committee shall consist of three members, each of whom must be a member of the Board. A majority of the members of the Audit Committee shall be independent as determined in accordance with section 1.4 of MI 52-110. All members of the Audit committee shall be financially literate. For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The members of the Audit Committee shall be appointed by the Board. Audit Committee members may be replaced by the Board.

Meetings

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly, unless otherwise determined by the Board.

Meetings may be with representatives of the independent auditors, and appropriate members of management, all either individually or collectively as may be required by the Audit Committee.

The independent auditors will have direct access to the Audit Committee at their own initiative.

The Audit Committee will report periodically the Audit Committee’s findings and recommendations to the Board of Directors.

Audit Committee Authority and Responsibilities

Responsibilities and powers of the Audit Committee include:

•	Annual review and revision of this Charter as necessary with the approval of the Board of Directors.
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Determining, as a committee of the Board of Directors, the selection, the appointment, evaluation, fees and, if necessary, the replacement of the independent auditors, subject to the approval of the shareholders of Canplats.

•	Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Audit Committee.
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Ensuring that the auditors report directly to the Audit Committee and are made accountable to the Audit Committee and the Board, as representatives of the shareholders to whom the auditors are ultimately responsible.

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Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and Canplats and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement. Reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

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Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

o	bookkeeping or other services related to the accounting records or financial statements of Canplats;
o	financial information systems design and implementation;
o	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
o	actuarial services;
o	internal audit outsourcing services;
o	management functions or human resources;
o	broker or dealer, investment adviser or investment banking services;
o	legal services and expert services unrelated to the audit; and
o	any other services which the Public Company Accounting Oversight Board and Canadian Public Accountability Board determine to be impermissible.
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Preapproving any permissible non-audit engagements of the independent auditors, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) (see attached Exhibit I) of the Securities Exchange Act of 1934 (united States) which are approved by the Audit Committee prior to the completion of the audit.

•	Meeting with the auditors and financial management of Canplats to review the scope of the proposed audit for the current year, and the audit procedures to be used.
•	Reviewing with management and the independent auditors:
o

Canplats’ annual financial statements and related footnotes, management’s discussion and analysis and the annual information form, for the purpose of recommending approval by the Board of Directors prior to its release, and ensuring that:

•	management has reviewed the audited financial statements with the Audit Committee, including significant judgments affecting the financial statements;
•	the members of the Audit Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Audit Committee;
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the Audit Committee has received the assurance of both financial management and the independent auditors that Canplats’ financial statements are fairly presented in conformity with Canadian generally accepted accounting standards (“GAAP”) in all material respects, including a reconciliation of significant measurement differences between Canadian and United States GAAP;

o	Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit; and
o	Other matters related to the conduct of the audit that are to be communicated to the Audit Committee under generally accepted auditing standards.
•	Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of Canplats.
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Establishing procedures: (i) for receiving, handling and retaining of complaints received by Canplats regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•	Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors.
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Making inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to Canplats.

•	Assessing the overall process for identifying principal business, political, financial and control risks and providing its views on the effectiveness of this process to the Board.
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Ensuring that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of Canplats’ management of principal business risks, is complete and fairly presented.

•	Reviewing of confirmation of compliance with Canplats’ policies on internal controls, conflicts of interests, ethics, foreign corrupt practice, etc.
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Reviewing with financial management and, to the extent it deems necessary or appropriate, the independent auditors interim financial information for the purpose of recommending approval by the Board of Directors prior to its release.

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At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

•	Setting clear hiring policies for employees or former employees of the independent auditors.
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Ensuring the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

•	Engaging independent counsel and other advisors if the Audit Committee determines such advisors are necessary to assist the Audit Committee in carrying out its duties.
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Reporting annually to the shareholders in Canplats’ Management Information Circular prepared for the annual and general meeting of shareholders on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

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Discussing with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding Canplats’ financial statements or accounting policies.

SECURITIES EXCHANGE ACT OF 1934

Sections 10A(i)

i.	Preapproval Requirements
1.	In general
A.	Audit committee action

All auditing services (which may entail providing comfort letters in connection with securities underwritings or statutory audits required for insurance companies for purposes of State law) and non-audit services, other than as provided in subparagraph (B), provided to an issuer by the auditor of the issuer shall be preapproved by the audit committee of the issuer.

B.	De minimus exception

The preapproval requirement under subparagraph (A) is waived with respect to the provision of non-audit services for an issuer, if--

i.

the aggregate amount of all such non-audit services provided to the issuer constitutes not more than 5 percent of the total amount of revenues paid by the issuer to its auditor during the fiscal year in which the nonaudit services are provided;

ii.	such services were not recognized by the issuer at the time of the engagement to be non-audit services; and
iii.

such services are promptly brought to the attention of the audit committee of the issuer and approved prior to the completion of the audit by the audit committee or by 1 or more members of the audit committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the audit committee.

2.	Disclosure to investors

Approval by an audit committee of an issuer under this subsection of a non-audit service to be performed by the auditor of the issuer shall be disclosed to investors in periodic reports required by section 13(a).

3.	Delegation authority

The audit committee of an issuer may delegate to 1 or more designated members of the audit committee who are independent directors of the board of directors, the authority to grant preapprovals required by this subsection. The decisions of any member to whom authority is delegated under this paragraph to preapprove an activity under this subsection shall be presented to the full audit committee at each of its scheduled meetings.

4.	Approval of audit services for other purposes

In carrying out its duties under subsection (m)(2) (set out below), if the audit committee of an issuer approves an audit service within the scope of the engagement of the auditor, such audit service shall be deemed to have been preapproved for purposes of this subsection.

“m.	Standards Relating to Audit Committees
2.	Responsibilities relating to registered public accounting firms

The audit committee of each issuer, in its capacity as a committee of the board of directors, shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by that issuer (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and each such registered public accounting firm shall report directly to the audit committee.”